UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2024

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated August 5, 2024 announcing results for the quarter ended June 30, 2024
●	Second quarter 2024 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, (b) Registration Statement No. 333-259445 on Form F-3, (c) Registration Statement No. 333-258254 on Form F-3 and (d) Registration Statement No. 333-255973 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2024
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Strong Second Quarter 2024 Financial Results

Narrowing annual Adj. EBITDA guidance to $150-170 million from $130-170 million previously

●	Posted solid adjusted EBITDA of $58 million for the second quarter of 2024
●	Net cash positive of $64 million and adjusted gross debt of $81 million
●	U.S. Department of Commerce announced preliminary duties on Russian FeSi imports
●	Coreshell advanced EV battery testing yields promising results
●	French operations restarted in Q2, driving silicon metal volume growth
●	Paid quarterly cash dividend of $0.013 per share in June; next dividend on September 27
●	Shareholders approved the share buyback program at the June annual general meeting

LONDON, August 5, 2024 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announces financial results for the second quarter of 2024.

Financial Highlights

			%		%			%
($ in millions, except EPS)	Q2 2024	Q1 2024	Q/Q	Q2 2023	Y/Y	YTD 2024	YTD 2023	Y/Y

Sales	$451.0	$391.9	15%	$456.4	(1%)	$842.9	$857.3	(2%)
Net income (loss)	$34.9	$(2.0)	1.844%	$31.9	9%	$32.9	$52.9	(38%)
Adjusted diluted EPS	$0.13	$(0.00)	4.000%	$0.30	(58%)	$0.13	$0.34	(61%)
Adj. EBITDA	$57.7	$25.8	124%	$105.7	(45%)	$83.5	$150.4	(44%)
Operating cash flow	$2.0	$198.0	(99%)	$23.6	(91%)	$200.1	$158.4	26%
Capital expenditures[1]	$21.9	$18.2	20%	$23.6	(7%)	$40.1	$41.6	(4%)
Free cash flow[2]	$(19.9)	$179.8	(111%)	$(0.0)	(66.103%)	$160.0	$116.8	37%
(1)	Cash outflows for capital expenditures
(2)	Free cash flow is calculated as operating cash flow less capital expenditures

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “We continued to execute well on multiple fronts during the second quarter. We posted strong quarterly results with a 15% increase in sales and more than doubled our adjusted EBITDA from the prior quarter. We successfully restarted our French operations in April, helping drive silicon metal and manganese-based specialty alloy volumes.

“We were also successful in our ferrosilicon trade case in the U.S. as our actions impacted the U.S. Department of Commerce’s decision to impose preliminary anti-dumping and countervailing duties of 283% and 748%, respectively, on all Russian ferrosilicon imports, which were announced in June. This is a very positive development that we expect to benefit our ferrosilicon business in the US, beginning in early 2025. Finally, the EV battery testing using Coreshell nanocoating technology with silicon-rich anode is yielding excellent results. We are excited about these results as it confirms our belief that high-grade silicon metal will play a critical role in the future of batteries used in EVs.

“We are narrowing the adjusted EBITDA guidance range from $130-$170 million to $150-$170 million. The strong second quarter combined with higher index prices should positively impact the third quarter, giving us more confidence for the second half of the year,” concluded Dr. Levi.

Consolidated Sales

In the second quarter of 2024, Ferroglobe reported net sales of $451 million, an increase of 15% over the prior quarter and a decrease of 1% over the year-ago period. This increase over the prior quarter is primarily attributable to higher sales volumes in silicon metal and manganese-based specialty alloys and also higher pricing in our portfolio products. Silicon metal and manganese-based alloys contributed $36 million and $32 million of the increase, respectively, partially offset by a $7 million decrease in silicon-based alloy sales.

Product Category Highlights

Silicon Metal

($,000)	Q2 2024	Q1 2024	% Q/Q	Q2 2023	% Y/Y	YTD 2024	YTD 2023	% Y/Y
Shipments in metric tons:	62,872	53,183	18.2%	50,651	24.1%	116,055	87,593	32.5%
Average selling price ($/MT):	3,244	3,155	2.8%	3,855	(15.8)%	3,203	4,064	(21.2)%

Silicon Metal Revenue	203,957	167,792	21.6%	195,260	4.5%	371,724	355,995	4.4%
Silicon Metal Adj.EBITDA	34,584	16,071	115.2%	82,403	(58.0)%	50,655	113,523	(55.4)%
Silicon Metal Adj.EBITDA Margin	17.0%	9.6%		42.2%		13.6%	31.9%

Silicon metal revenue in the second quarter was $204.0 million, an increase of 21.6% over the prior quarter and an increase of 4.5% over the year-ago period. Average realized selling price increased by 2.8%, primarily due to increased prices in the U.S. Total shipments increased due to higher volumes in EMEA. The adjusted EBITDA for silicon metal increased to $34.6 million during the second quarter, an increase of 115.2% compared with $16.1 million for the prior quarter. The improvement in adjusted EBITDA margin in the quarter was mainly driven by price and volume increases.

Silicon-Based Alloys

($,000)	Q2 2024	Q1 2024	% Q/Q	Q2 2023	% Y/Y	YTD 2024	YTD 2023	% Y/Y
Shipments in metric tons:	46,953	51,171	(8.2)%	49,457	(5.1)%	98,124	98,557	(0.4)%
Average selling price ($/MT):	2,241	2,188	2.4%	2,697	(16.9)%	2,213	2,726	(18.8)%

Silicon-based Alloys Revenue	105,222	111,962	(6.0)%	133,386	(21.1)%	217,148	268,706	(19.2)%
Silicon-based Alloys Adj.EBITDA	10,199	14,412	(29.2)%	31,812	(67.9)%	24,611	53,736	(54.2)%
Silicon-based Alloys Adj.EBITDA Margin	9.7%	12.9%		23.8%		11.3%	20.0%

Silicon-based alloy revenue in the second quarter was $105.2 million, a decrease of 6.0% over the prior quarter and a decrease of 21.1% in the year-ago period. Shipments decreased by 8.2%, which was attributable to demand weakness in the U.S. The adjusted EBITDA for the silicon-based alloys decreased to $10.2 million in the second quarter of 2024, a decrease of 29.2% compared with $14.4 million for the prior quarter. The adjusted EBITDA margin decreased mainly due to the decrease in shipments during the second quarter of 2024.

Manganese-Based Alloys

($,000)	Q2 2024	Q1 2024	% Q/Q	Q2 2023	% Y/Y	YTD 2024	YTD 2023	% Y/Y
Shipments in metric tons:	81,464	62,320	30.7%	62,573	30.2%	143,784	109,440	31.4%
Average selling price ($/MT):	1,204	1,066	12.9%	1,248	(3.5)%	1,144	1,277	(10.4)%

Manganese-based Alloys Revenue	98,083	66,433	47.6%	78,091	25.6%	164,489	139,768	17.7%
Manganese-based Alloys Adj.EBITDA	13,832	5,520	150.6%	1,065	1198.8%	19,352	3,108	522.7%
Manganese-based Alloys Adj.EBITDA Margin	14.1%	8.3%		1.4%		11.8%	2.2%

Manganese-based alloy revenue in the second quarter was $98.1 million, an increase of 47.6% over the prior quarter and an increase of 25.6% over the year-ago period. Average realized selling price increased by 12.9% and total shipments increased by 30.7%. Adjusted EBITDA for the manganese-based alloys portfolio increased to $13.8 million in the second quarter of 2024, an increase of 150.6% compared with $5.5 million for the prior quarter. The adjusted EBITDA margin increase was mainly driven by price and volume increases.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $264.3 million in the second quarter of 2024 versus $257.4 million in the prior quarter, an increase of 2.7%. As a percentage of sales, raw materials and energy consumption for production was 59% in the second quarter of 2024, an improvement versus 66% in the prior quarter. This variance was mainly due to lower production costs in Europe related to the restart of operations in France during the second quarter of 2024.

Net  Income (Loss) Attributable to the Parent

In the second quarter of 2024, net income attributable to the parent was $34.9 million, or $0.18 per diluted share, compared to a net loss attributable to the parent of $2.0 million, or ($0.01) per diluted share in the first quarter. The company reported adjusted diluted earnings per share of $0.13 for the second quarter, compared with adjusted earnings per share of $0.00 per share in the prior quarter.

Adjusted EBITDA

In the second quarter of 2024, adjusted EBITDA was $57.7 million, or 12.8% of sales, an increase of 123.8% compared to adjusted EBITDA of $25.8 million, or 6.6% of sales, from the first quarter of 2024. The increase in adjusted EBITDA as a percentage of sales in the second quarter of 2024 is primarily attributable to higher realized prices and volumes.

Total Cash, Adjusted Gross Debt and Working Capital

							%
($ in millions)	Q2 2024	Q1 2024	$	%	Q2 2023	$	Y/Y

Total Cash[1]	$144.5	$159.8	(15.3)	(10%)	$363.2	(218.7)	(60%)
Adjusted Gross Debt[2]	$80.7	$80.8	(0.1)	(0%)	$400.1	(319.4)	(80%)
Net (Cash)/Debt	$(63.7)	$(79.0)	15.3	19%	$36.8	(100.5)	(273%)
Total Working Capital	$499.1	$487.5	11.6	2%	$475.0	24.2	5%
(1)	Total cash is comprised of restricted cash, cash and cash equivalents
(2)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 for each of the periods presented

The total cash balance was $144.5 million as of June 30, 2024, down $15.3 million from $159.8 million as of March 31, 2024.

During the second quarter, the Company generated $2.0 million of operating cash flow and had a negative cash flow from investing activities of $24.3 million. Cash flow from financing activities was positive $7.0 million.

Total working capital was $499.1 million on June 30, 2024, up from $487.5 million on March 31, 2024. The $11.6 million increase in working capital balance during the quarter was mainly due to a $35.8 million increase in inventories, partially offset by a $17.2 million increase in trade and other payables and a $7.0 million decrease in trade and other receivables.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “We continued our strong performance in the second quarter, increasing our adjusted EBITDA by 124% to $58 million and sales by 15% to $451 million while maintaining a strong balance sheet and net cash positive position of $64 million. The increase in our overall working capital over the first quarter was due to inventory build-up as we restarted our French operations and increased purchases of manganese ore. Our increase in manganese ore purchases was a strategic decision to capitalize on the disruption caused by the shutdown of the South32 manganese ore mine. As a result, the cost of our manganese ore purchases was below the current market. We are focused on increasing our working capital efficiency in the coming quarters.”

Enhanced Capital Return Policy

After Ferroglobe's board of directors approved a share buyback program, shareholders approved it at the June annual general meeting. We are authorized to repurchase up to 37.8 million shares, or approximately 20% of the outstanding shares, over a 5-year period.

The Company paid a quarterly cash dividend of $0.013 per share on June 27, 2024. Our next cash dividend of $0.013 per share will be paid on September 27, 2024, to shareholders of record as of September 20, 2024.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, Eastern Time on August 6, 2024. Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link:
https://register.vevent.com/register/BI13217e2c34d24a3384eaac756b699a70
Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/wczmto79

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital,adjusted net profit, adjusted profit per share, adjusted gross debt and net cash(debt), are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Vice President, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Sales	$451,048	$391,854	$456,441	$842,902	$857,309
Raw materials and energy consumption for production	(264,285)	(257,357)	(229,077)	(521,642)	(484,113)
Energy consumption for production (PPA impact)	2,270	(1,932)	(23,193)	338	—
Other operating income	27,448	10,836	27,689	38,284	42,503
Staff costs	(67,220)	(70,519)	(74,972)	(137,739)	(142,515)
Other operating expense	(86,071)	(52,348)	(77,202)	(138,419)	(131,347)
Depreciation and amortization charges	(18,875)	(18,669)	(16,452)	(37,544)	(34,442)
Impairment (loss) gain	—	—	(887)	—	(641)
Other gain	238	696	499	934	546
Operating profit	44,553	2,561	62,846	47,114	107,300
Net finance income (expense)	(5,315)	(7,669)	(895)	(12,984)	(11,875)
Exchange differences	3,591	1,383	(5,367)	4,974	(3,912)
Profit (loss) profit before tax	42,829	(3,725)	56,584	39,104	91,513
Income tax (expense) benefit	(8,481)	1,155	(20,520)	(7,326)	(29,981)
Total profit (loss) for the period	34,348	(2,570)	36,064	31,778	61,532

Profit (loss) attributable to the parent	$34,880	$(2,024)	$31,908	$32,856	$52,899
Profit (loss) profit attributable to non-controlling interest	532	546	(4,156)	1,078	(8,633)

EBITDA	$67,019	$22,613	$73,931	$89,632	$137,830
Adjusted EBITDA	$57,739	$25,803	$105,674	$83,542	$150,441

Weighted average shares outstanding
Basic	189,298	187,927	187,872	189,237	187,873
Diluted	191,006	187,927	190,174	190,915	189,914

Profit (loss) per ordinary share
Basic	$0.18	$(0.01)	$0.17	$0.17	$0.28
Diluted	$0.18	$(0.01)	$0.17	$0.17	$0.28

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	As of June 30,	As of March 31,	As of December 31,
	2024	2024	2023
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Intangible assets	192,127	193,592	138,345
Property, plant and equipment	502,610	500,940	501,396
Other financial assets	15,744	13,944	19,792
Deferred tax assets	9,501	10,636	8,760
Receivables from related parties	1,606	1,622	1,658
Other non-current assets	22,003	21,770	22,156
Total non-current assets	773,293	772,206	721,809
Current assets
Inventories	397,436	361,602	383,841
Trade and other receivables	296,980	303,942	310,243
Receivables from related parties	2,685	2,712	2,772
Current income tax assets	8,901	10,740	15,977
Other financial assets	275	2	2
Other current assets	46,528	27,894	186,477
Restricted cash and cash equivalents	301	298	1,179
Cash and cash equivalents	144,186	159,470	136,470
Total current assets	897,292	866,660	1,036,961
Total assets	$1,670,585	$1,638,866	$1,758,770

EQUITY AND LIABILITIES
Equity	$876,006	$843,702	$869,886
Non-current liabilities
Deferred income	59,267	77,185	26,980
Provisions	23,434	22,102	19,970
Provision for pensions	29,760	29,293	29,805
Bank borrowings	14,397	14,643	14,913
Lease liabilities	54,463	54,361	20,304
Debt instruments	—	—	149,015
Other financial liabilities	28,116	68,186	65,231
Other obligations	5,444	1,536	35,883
Other non-current liabilities	194	224	199
Deferred tax liabilities	30,265	30,253	32,582
Total non-current liabilities	245,340	297,783	394,882
Current liabilities
Provisions	137,094	127,533	122,757
Provision for pensions	163	165	169
Bank borrowings	57,573	42,762	31,635
Lease liabilities	11,229	12,297	8,083
Debt instruments	—	—	5,765
Other financial liabilities	49,338	15,190	16,052
Payables to related parties	4,537	3,527	2,429
Trade and other payables	195,275	178,038	183,375
Current income tax liabilities	5,632	6,262	8,351
Other obligations	11,608	11,999	14,183
Other current liabilities	76,790	99,608	101,203
Total current liabilities	549,239	497,381	494,002
Total equity and liabilities	$1,670,585	$1,638,866	$1,758,770

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Cash flows from operating activities:
Profit (loss) for the period	$34,348	$(2,570)	$36,064	$31,778	$61,532
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax (benefit) expense	8,481	(1,155)	20,520	7,326	29,981
Depreciation and amortization charges	18,875	18,669	16,452	37,544	34,442
Net finance expense	5,315	7,669	895	12,984	11,875
Exchange differences	(3,591)	(1,383)	5,367	(4,974)	3,912
Impairment loss (gain)	—	—	887	—	641
Share-based compensation	913	928	2,041	1,841	3,946
Other loss (gain)	(238)	(696)	(499)	(934)	(546)
Changes in operating assets and liabilities
Decrease (increase) in inventories	(36,696)	19,011	30,132	(17,685)	116,407
Decrease (increase) in trade receivables	5,982	320	29,326	6,302	148,040
(Decrease) increase in trade payables	17,387	(1,925)	19,169	15,462	(54,695)
Other changes in operating assets and liabilities	(40,014)	154,596	(61,617)	114,582	(105,717)
Income taxes (paid) received	(8,756)	4,580	(75,165)	(4,176)	(91,463)
Net cash provided by (used in ) operating activities:	2,006	198,044	23,572	200,050	158,355
Cash flows from investing activities:
Interest and finance income received	600	741	969	1,341	1,637
Payments due to investments:
Intangible assets	(735)	(584)	(940)	(1,319)	(940)
Property, plant and equipment	(21,132)	(17,641)	(22,662)	(38,773)	(40,622)
Other current assets	(3,000)	—	—	(3,000)
Net cash used in by investing activities	(24,267)	(17,484)	(22,633)	(41,751)	(39,925)
Cash flows from financing activities:
Dividends paid	(2,443)	(2,438)	—	(4,881)	—
Proceeds from debt issuance	—	—	—	—	—
Repayment of debt instruments	—	(147,624)	(1,742)	(147,624)	(28,025)
Increase/(decrease) in bank borrowings:
Borrowings	145,962	94,611	152,210	240,573	261,972
Payments	(130,772)	(83,012)	(126,840)	(213,784)	(268,740)
Payments for lease liabilities	(2,883)	(2,973)	(2,851)	(5,856)	(5,098)
Other (payments) receipts from financing activities	(289)	(192)	—	(481)	(17,377)
Interest paid	(2,574)	(14,634)	(1,721)	(17,208)	(19,913)
Net cash (used in) provided by financing activities	7,001	(156,262)	19,056	(149,261)	(77,181)
Total net (decrease) increase in cash and cash equivalents	(15,260)	24,298	19,995	9,038	41,249
Beginning balance of cash and cash equivalents	159,768	137,649	344,197	137,649	322,943
Exchange differences on cash and cash equivalents in foreign currencies	(21)	(2,179)	(1,011)	(2,200)	(1,011)
Ending balance of cash and cash equivalents	$144,487	$159,768	$363,181	$144,487	$363,181
Restricted cash and cash equivalents	301	298	4,579	301	4,579
Cash and cash equivalents	144,186	159,470	358,602	144,186	358,602
Ending balance of cash and cash equivalents	$144,487	$159,768	$363,181	$144,487	$363,181

Adjusted EBITDA ($,000):

	Q2´24	Q1´24	Q2´23	YTD´24	YTD´23
Profit (loss) attributable to the parent	$34,880	$(2,024)	$31,908	$32,856	$52,899
Profit (loss) attributable to non-controlling interest	(532)	(546)	4,156	(1,078)	8,633
Income tax (benefit) expense	8,481	(1,155)	20,520	7,326	29,981
Net finance expense	5,315	7,669	895	12,984	11,875
Depreciation and amortization charges	18,875	18,669	16,452	37,544	34,442
EBITDA	67,019	22,613	73,931	89,632	137,830
Exchange differences	(3,591)	(1,383)	5,367	(4,974)	3,912
Impairment	—	—	887	—	641
Restructuring and termination costs	(4,540)	—	—	(4,540)	—
New strategy implementation	1,012	1,361	(77)	2,373	1,972
Subactivity	109	942	2,373	1,051	6,086
PPA Energy	(2,270)	2,270	23,193	—	—
Adjusted EBITDA	$57,739	$25,803	$105,674	$83,542	$150,441

Adjusted profit attributable to Ferroglobe ($,000):

	Q2´24	Q1´24	Q2´23	YTD´24	YTD´23
Profit (loss) profit attributable to the parent	$34,880	$(2,024)	$31,908	$32,856	$52,899
Tax rate adjustment	(4,997)	17	5,469	(4,980)	5,639
Impairment	—	—	651	—	470
Restructuring and termination costs	(3,111)	—	—	(3,111)	—
New strategy implementation	694	933	(57)	1,626	1,447
Subactivity	75	646	1,742	720	4,467
PPA Energy	(1,556)	1,556	17,024	—	—
Adjusted profit attributable to the parent	$25,984	$1,168	$56,737	$27,111	$64,922

Adjusted diluted profit per share:

	Q2´24	Q1´24	Q2´23	YTD´24	YTD´23
Diluted profit (loss) per ordinary share	$0.18	$(0.01)	$0.17	$0.17	$0.28
Tax rate adjustment	(0.03)	0.00	0.03	(0.03)	0.03
Restructuring and termination costs	(0.02)	—	—	(0.02)	—
New strategy implementation	0.00	0.00	(0.00)	0.01	0.01
Subactivity	0.00	0.00	0.01	0.00	0.02
PPA Energy	(0.01)	0.01	0.09	—	—
Adjusted diluted profit (loss) per ordinary share	$0.13	$(0.00)	$0.30	$0.13	$0.34

NASDAQ: GSM Second Quarter 2024 Results August 6, 2024 NASDAQ: GSM Driving innovation of critical materials essential to a sustainable future

NASDAQ: GSM Forward-Looking Statements and Non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of energy and other raw materials; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage operational risks including industrial accidents and natural disasters; (x) ability to manage a global footprint; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt, net cash and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated August 5, 2024 accompanying this presentation, which is incorporated by reference herein.

NASDAQ: GSM Q2 2024 Business Review

NASDAQ: GSM • Narrowing adj. EBITDA guidance to $150-$170 million • Strong sales recovery, driven by SiMe and Mn Alloys • Adj. EBITDA margin improved to 13% in the second quarter • Solid balance sheet; net cash positive • U.S. Commerce Department imposes preliminary duties on all FeSi imports from Russia • Coreshell battery testing yields promising results • French operations restarted in Q2, driving volume growth SOLID EXECUTION DRIVES STRONG SECOND QUARTER 4 • Paid quarterly cash dividend of 1.3 cents per share in June • Declaring Q3 dividend of 1.3 cents per share, payable on September 27 • Share buyback program approved at June AGM • Pricing remains steady relative to demand; supply constraints easing • SiMe US index higher in Q2; US trade case positively impacted US FeSi index prices • Demand remains stable; buyer feedback cautious Operations and Strategy Improved Financial Performance Current Market Environment Enhanced Capital Return Policy

NASDAQ: GSM Decrease from 1Q Decrease from 1Q Increase from 1Q Increase from 1Q Free cash flow of $(20)M Operating cash flow of $200m Operating cash flow of $2M Adjusted EBITDA of $58M Sales of $451M SOLID QUARTER OVER QUARTER IMPROVEMENT 5

NASDAQ: GSM Total 18% SILICON METAL Europe 58% Other 21% N. America (4)% 6 Adj. EBITDA Evolution Q/Q ($m) Index pricing trends ($/mt) Volume trends Silicon Metal Shipments Q/Q by Region Outlook: U.S. Prices are leveling off with muted demand in the aluminum and auto sectors; European demand remains weak with Chinese imports pressuring prices; chemical grade performing better 2,000 2,500 3,000 3,500 4,000 4,500 5,000 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 US CRU spot - import EU CRU spot (5.5.3) 50,545 39,459 36,942 50,561 57,031 49,761 53,183 62,872 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24

NASDAQ: GSM Total (8)% SILICON BASED ALLOYS Europe 2% Other (9)% N. America (19)% 7 Adj. EBITDA Evolution Q/Q ($m) Index pricing trends ($/mt) Volume trends Silicon Alloys Shipments Q/Q by Region Outlook: Prices are expected to soften in Europe and the U.S. due to weakness in demand; high FeSi inventories in the U.S. likely to impact prices for the next few months until destocking is completed; expect improvement in 2025 1,000 1,200 1,400 1,600 1,800 2,000 2,200 2,400 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 FeSi US CRU spot - import FeSi EU CRU spot 48,977 39,847 49,100 49,457 46,427 46,446 51,171 46,953 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24

NASDAQ: GSM Total 31% Europe 23% Other 761% N. America 67% MANGANESE BASED ALLOYS Outlook: Weak steel production persists in Europe; price increases driven by high grade manganese ore shortage; capitalized on South32 shutdown; expect shipment volume to normalize in the second half 8 Adj. EBITDA Evolution Q/Q ($m) Index pricing trends ($/mt) Volume trends Manganese Alloys Shipments Q/Q by Region 800 900 1,000 1,100 1,200 1,300 1,400 1,500 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot 61,583 61,917 46,867 62,573 56,399 61,404 62,320 81,464 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24 (*) (*) North America and other shipments are not material due to low volumes (*)

NASDAQ: GSM Q2 2024 Financial Review

NASDAQ: GSM IMPROVED TOP LINE AND MARGINS 10 (in USD million, except EPS) Q2 2024 Q1 2024 Q/Q Sales $451.0 $391.9 Raw materials & energy for prod. $(264.3) $(257.4) Adj. diluted EPS $0.13 $0.00 Adj. EBITDA $57.7 $25.8 Raw materials / sales % 59% 66% Adj. EBITDA margin % 13% 7% Sales growth driven by price and volume increases in silicon and manganese alloys. Lower silicon alloy volumes partially offset by improved pricing Adj. diluted EPS was $0.13, up from $0.00 Adj. EBITDA margin improved from 7% to 13% due to stronger pricing and lower production costs Raw materials and energy consumption remained broadly stable despite increased sales; improved as a percentage of sales

NASDAQ: GSM • Average selling prices across core products increased 2.5%: Silicon metal 2.8%, silicon-based alloys 2.4% and Mn-based alloys 12.9% • Total volume increased 14.8%: Silicon metal 18.2%, silicon-based alloys -8.2% and Mn-based alloys 30.7% • Costs negatively affected by mark-to-market earn-out provision, partially offset by higher fixed cost absorption in France and Spain • Head offices & non-core business primarily driven by lower G&A costs ADJUSTED EBITDA BRIDGE Q2-24 VS. Q1-24 ($m) 11 (¹) (¹) (¹) (¹) Includes Silica Fume and by-products (not shown in product bridges)

NASDAQ: GSM CASH FLOW SUMMARY 12 (in USD millions) Q2 2024 Q1 2024 Q/Q EBITDA $67.0 $22.6 Non-cash items & Other $(11.7) $(1.2) Energy compensation $0.0 $154.6 Changes in NWC $(13.3) $17.4 Cash tax payments $(8.8) $4.6 Capital Expenditures $(21.9) $(18.2) Free cash flow 1 $(19.9) $179.8 Working capital increased due to restart of French operations and higher manganese ore purchases Cash tax outflows totaled $9 million related to 2023 profits and interim 2024 payments CAPEX increased by $4 million to $22 million (¹) Free cash flow defined as cash from operations less capital expenditures

NASDAQ: GSM • Net cash positive of $63.7 million, as we continue to operate the business with a solid balance sheet • Cash balance of $144.5 million as of June 30, 2024 $400 $237 $239 $81 $81 $(37) $(71) $(101) $79 $64 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24 Adj. Gross Debt Net Cash Adjusted Gross and Net Cash ($m) NET CASH AND DEBT EVOLUTION 13 Minimal leverage 0.3x Adj. Gross Debt to LTM Adj. EBITDA

NASDAQ: GSM Q2 2024 Corporate Update

NASDAQ: GSM 15 KEY TAKEAWAYS Enhanced capital allocation policy • Paid quarterly cash dividend of 1.3 cents per share in June; next dividend on September 27 • Shareholders approved share buyback program Strong second quarter performance • Stronger sales versus first quarter • Adjusted EBITDA grew 124% and margins expanded by 600bps over the prior quarter Coreshell battery testing yields promising results • Achieved high cycle lifetime using 80% Ferroglobe-silicon content anode in Coreshell-made battery • Coreshell completed financing to develop a pilot plant; expected to be commissioned in Q4 U.S. Department of Commerce announced preliminary duties on Russian FeSi imports • Preliminary anti-dumping duty of 283% and countervailing duty of 748% • Expect to positively impact the US market in 2025 NARROWING ADJUSTED EBITDA GUIDANCE RANGE TO $150M TO $170M

NASDAQ: GSM Q&A

NASDAQ: GSM Appendix ─ Supplemental Information

NASDAQ: GSM QUARTERLY SALES AND ADJUSTED EBITDA 18 185 130 45 106 104 60 26 58 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24 Adjusted EBITDA Quarterly sales $ million Q3 2022 Q4 2022 Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Silicon metal 264 184 161 195 198 168 168 204 Silicon-based alloys 179 127 137 133 115 107 112 105 Manganese-based alloys 97 97 62 78 59 60 66 98 Other business 53 40 41 50 45 32 46 44 Total revenue 593 448 401 456 417 367 392 451

NASDAQ: GSM Investor Relations Alex Rotonen VP, Investor Relations investor.relations@ferroglobe.com Media Inquiries Cristina Feliu Roig Executive Director, Communications & Public Affairs NASDAQ: GSM corporate.comms@ferroglobe.com